UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number: 001-36695

PATHFINDER BANK 401K SAVINGS PLAN

(Full Title of Plan)

(Name of Issuer of the securities held pursuant to the plan)

214 West First Street

Oswego, NY 13126

(Address of Principal Executive Office)

PATHFINDER BANK

401(K) SAVINGS PLAN

Financial Statements

and Supplemental Schedule

as of December 31, 2022 and 2021

PATHFINDER BANK 401(K) SAVINGS PLAN

TABLE OF CONTENTS

DECEMBER 31, 2022 AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of

Pathfinder Bank 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Pathfinder Bank 401(k) Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2012.

/s/ Bonadio & Company, LLP

Bonadio & Company, LLP

Syracuse, New York

June 29, 2023

PATHFINDER BANK 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2022 AND 2021

	2022	2021

ASSETS

INVESTMENTS, at fair value:	$17,996,198	$20,035,474

NOTES RECEIVABLE FROM PARTICIPANTS	372,179	605,124
EMPLOYER CONTRIBUTIONS RECEIVABLE	-	23,749
EMPLOYEE CONTRIBUTIONS RECEIVABLE	-	25,574

Net assets available for benefits	$18,368,377	$20,689,921

The accompanying notes are an integral part of these financial statements.

PATHFINDER BANK 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

ADDITIONS:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(3,062,289)	$3,292,806
Dividend income	414,019	50,063

Total investment (loss) income	(2,648,270)	3,342,869

CONTRIBUTIONS:
Employer	769,933	728,076
Participants	1,070,387	850,532
Rollover	20,139	235
Interest income on notes receivable from participants	22,875	26,587

Total contributions	1,883,334	1,605,430

Total additions	(764,936)	4,948,299

DEDUCTIONS:
Benefits paid to participants	1,556,608	3,108,606

Total deductions	1,556,608	3,108,606

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	(2,321,544)	1,839,693

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	20,689,921	18,850,228

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$18,368,377	$20,689,921

The accompanying notes are an integral part of these financial statements.

PATHFINDER BANK 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1.
DESCRIPTION OF PLAN

The following brief description of the Pathfinder Bank 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Pathfinder Bank (the Bank). It is subject to the provisions of the Employees Retirement Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to the annual dollar limit set by law of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank makes matching contributions of 100% of the first 3% of employee deferrals and 50% of the next 3% of employee deferrals and is invested based on the participants’ investment allocations.

In addition, the Bank makes a Safe harbor non-elective contribution to the account of each eligible employee in an amount equal to 3% of the participant’s annual compensation.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s contribution and, (b) Plan earnings (losses), and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings/(losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Vesting percentage is generally determined by years of service in accordance with the following schedule:

Vested
Vesting Years	Percentage

1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%

Notes Receivable from Participants

Participants may borrow an amount up to the lesser of 50% of the amount of their vested balance or $50,000. The loan amount cannot exceed the maximum amount imposed by the Internal Revenue Code. A participant may borrow a minimum of $1,000. Loans are repayable over not more than five years, except in the case of a loan for the purchase of a primary residence. Participants must make loan payments through payroll deductions. The loans are secured by the balances in the participant’s account and are between the rates of 4.25% and 8.0%, which are determined by the Plan Administrator at the time of the loan application, considering the purpose of the loan and the rate being charged by representative commercial banks in the local area for a similar loan.

Borrowing capacity of qualified participants was temporarily increased and payment holidays were also available to certain qualified participants, under the Coronavirus Aid, Relief and Economic Act (the "CARES Act").

Payment of Benefits

On termination of service due to death, disability or retirement, or due to other reasons a participant may elect to receive his or her benefits under the following options: lump sum or installment payments. The amount will be equal to the value of the participant’s vested interest in his or her account.

Active participants may withdraw all or part of their share of each fund upon reaching age 59½ or earlier, if they suffer a financial hardship as described in the Plan Document.

Forfeited Accounts

At December 31, 2022 and 2021, forfeited non-vested accounts available totaled $91,015 and $46,063, respectively. Any forfeitures may be made available to reinstate previously forfeited account balances of participants and remaining forfeitures may be used to satisfy any contribution that may be required under the terms of the Plan Document or be used to pay any administrative expenses of the Plan. Forfeitures were $26,771 and $6,320 during the years ended December 31, 2022 and 2021, respectively.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates, particularly given the economic disruptions and uncertainties associated with the current economy, and such differences, may be significant.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded based upon the terms of the plan document.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains on investments bought and sold as well as held during the year. All investments are participant-directed.

Investment Fees

Net investment returns are reported in the net appreciation in fair value of investments and reflect certain fees paid by the various investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan document states that at the discretion of the Plan’s sponsor, any administrative expenses can be paid by either the Plan or the Plan’s sponsor. For the years ended December 31, 2022 and 2021, all administrative expenses were paid by the Plan Sponsor.

Reclassifications

During 2022, the Plan reclassified registered investment companies to mutual funds, fixed annuities and collective trust classifications, due to a change in management’s assessment of the underlying investments. Also during 2022, the Plan reclassified the mutual funds and collective trust funds previously held in Level 2 to Level 1 and NAV classification, respectively, due to a change in management’s assessment and clarification of the inputs being more consistent with the current year presentation. There was, however no change in the actual inputs utilized to value the investments. In the prior year financial statements, the mutual funds, fixed annuities and collective trust funds have been reclassified to conform to the current year presentation.

3.
FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and insignificant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Level 1 Fair Value Measurements

The fair value of the self-directed brokerage accounts are based on quoted market prices. All investments are participant-directed.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price.

Level 2 Fair Value Measurements

Fixed annuities are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The fair value of the investment contract approximates contract value as of December 31, 2022 and 2021.

Collective trust funds are valued at their NAV on the last day of the calendar year of the period; as a result, these investments are not classified within the fair value hierarchy. Collective funds are comprised of units in such Collective trust funds that are not publicly traded. The underlying assets in these funds are valued where applicable on exchanges and price quotes for the assets held by these funds are readily available. When current market prices or quotations are not available, valuations are determined using valuation models adopted by the trustee or other inputs principally from or corroborated by observable market data. The Plan held collective trust funds at December 31, 2022 and 2021 as described below.

State Street Aggregate Bond Index Fund - Class K – The State Street Aggregate Bond Index Fund (the "fund") seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of an index that tracks the U.S. dollar denominated investment grade bond market over the long term. This fund is not FDIC-insured. There are no unfunded commitments and no withdrawal restrictions.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022 and 2021.

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Mutual Funds	$12,950,760	$-	$-	$12,950,760
Fixed Annuities	-	622,386	-	622,386
Total	12,950,760	622,386		13,573,146

Self-directed brokerage accounts:
Common stock-employer stock	$3,374,726	-	-	$3,374,726
Self-directed brokerage accounts	544,540	-	-	544,540
Total self-directed brokerage accounts	3,919,266	-	-	3,919,266

Collective Trust Funds(a)				503,786

Total investments	$16,870,026	$622,386	$-	$17,996,198

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Mutual Funds	$15,393,882	$-	$-	$15,393,882
Fixed Annuities		567,460		567,460
Total	15,393,882	567,460		15,961,342

Self-directed brokerage accounts:
Common stock-employer stock	$3,019,207	-	-	$3,019,207
Self-directed brokerage accounts	592,312	-	-	592,312
Total self-directed brokerage accounts	3,611,519	-	-	3,611,519

Collective Trust Funds(a)				508,676

Total investments	$19,005,401	$567,460	$-	$20,081,537

(a) In accordance with Accounting Standards Codification (“ASC”) Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

4.
TAX STATUS

The Plan is operating under a non-standardized prototype cash or deferred profit-sharing plan sponsored by Lifetime Benefit Solutions. The prototype plan obtained its latest determination letter on June 30, 2020, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the Plan administrator and its advisors believe that the Plan is currently designed and being operated in compliance with the applicable regulations of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

5.
PARTY-IN-INTEREST

Certain Plan investments are shares of registered investment companies that are managed by the trustee of the Plan’s assets, therefore these transactions qualify as party-in-interest.

In 2022 and 2021, the Plan provided participants the election of an investment in Pathfinder Bancorp, Inc.’s common stock thorough self-directed brokerage accounts. As of December 31, 2022, the Plan held 176,318 shares of Pathfinder Bancorp, Inc.’s common stock fund at a per-share price of $19.14. As of December 31, 2021, the Plan held 175,842 shares of Pathfinder Bancorp, Inc.’s common stock fund at a per-share price of $17.17.

In addition, the Plan issues notes receivable to participants, which are secured by the balances in the participants’ accounts. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

6.
PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their entire account.

7.
RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.
RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to Form 5500 at December 31, 2022 and 2021:

	2022	2021

Net assets available for benefits per the financial statements	$18,368,377	$20,689,921
Cumulative deemed distributions on participant notes	-	(78,945)
Net assets available for benefits per the Form 5500	$18,368,377	$20,610,976

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the changes in net assets available for benefits per Form 5500 for the year ending December 31:

	2022	2021

Changes in net assets available for benefits per the financial statements	$(2,321,544)	$1,839,693
Cumulative deemed distributions on participant notes	78,945	-
Changes in net assets available for benefits per Form 5500	$(2,242,599)	$1,839,693

PATHFINDER BANK 401(K) SAVINGS PLAN
PARTY-IN-INTEREST SCHEDULE H- LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)
EIN: 15-0408130 PLAN NUMBER: 002
DECEMBER 31, 2022

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c )	Cost (d)	Current Value (e)

*	Pathfinder Bancorp, Inc.	Common stock	**	$3,374,727
	Alerislife Inc	Common Stock	**	30
	Apple Inc	Common stock	**	147,289
	Ascent Solar Technologies Inc	Common stock	**	2
	Ballard Power Systems Inc	Common stock	**	599
	The Blackstone Group Inc	Common stock	**	16,693
	Canopy Growth Corp	Common stock	**	173
	Carrols Restaurant Group Inc	Common stock	**	1,360
	Clearway Energy Inc	Common stock	**	127
	CLS Holding USA Inc	Common stock	**	4
	Coupa Software Incorporated	Common stock	**	1,583
	Draftkings Inc	Common stock	**	5,889
	Embecta Corporation	Common stock	**	2,428
	Ford Motor Co	Common stock	**	93
	General Electric Co	Common stock	**	1,005
	Global Technologies	Common stock	**	1
	Globalstar Inc	Common stock	**	133
	Innerscope Hearing Tech Inc	Common stock	**	36
	Inovio Pharmaceuticals Inc	Common stock	**	468
	Invesco QQQ Trust Unit Ser	Common stock	**	7,190
	Jet Blue Airways Corp	Common stock	**	648
	Keycorp	Common stock	**	713
	Lordstown Motors Corp	Common stock	**	570
	M & T Bank Corp	Common stock	**	8,559
	Medican Enterprises Inc	Common stock	**	1
	Paypal Holding Inc	Common stock	**	142
	Planet Fitness Inc	Common stock	**	8,979
	Sorrento Theraputics Inc	Common stock	**	2,215
	Sunworks Inc	Common stock	**	63
	Taiwan Semiconductor Manufact ADR	Common stock	**	14,898
	Tesla Inc	Common stock	**	4,188
	Tilray inc	Common stock	**	62
	T-Mobile US Inc	Common stock	**	2,800
	Toyota Motor Corp ADR	Common stock	**	1,502
	Uber Technologies Inc	Common stock	**	742
	Vangard S&P 500	Common stock	**	351
	Walt Disney	Common stock	**	521
	TDAM Money Market Portfolio	Money Market Fund	**	312,483
	American Funds American Mutual R6	Mutual Funds	**	1,500,538
	American Funds Bond Fund of Amer R6	Mutual Funds	**	729,112
	American Funds Emerging Markets BD R6	Mutual Funds	**	35,844
	American Funds New World R6	Mutual Funds	**	496,422
	BlackRock High Yield Bond Portfolio K	Mutual Funds	**	140,096
	ClearBridge Select IS	Mutual Funds	**	787,391
	EI Fixed Account	Fixed Annuity	**	622,386
	Fidelity 500 Index	Mutual Funds	**	1,270,404
	Fidelity Advisor Intl Small Cap Z	Mutual Funds	**	472,083
	Fidelity Advisor Small Cap Value Z	Mutual Funds	**	168,178
	Fidelity Mid Cap Index	Mutual Funds	**	786,628
	Fidelity Small Cap Index	Mutual Funds	**	474,116
	Franklin DynaTech R6	Mutual Funds	**	919,741
	Franklin Intl Growth R6	Mutual Funds	**	135,668

PATHFINDER BANK 401(K) SAVINGS PLAN
PARTY-IN-INTEREST SCHEDULE H- LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)
EIN: 15-0408130 PLAN NUMBER: 002
December 31, 2022
(Continued)

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c )	Cost (d)	Current Value (e)
	Janus Henderson Contrarian N	Mutual Funds	**	139,497
	JPMorgan Hedged Equity 2 R6	Mutual Funds	**	45,029
	Lord Abbett Bond Debenture R6	Mutual Funds	**	385,816
	Lord Abbett Developing Growth R6	Mutual Funds	**	91,685
	PGIM QMA International Equity R6	Mutual Funds	**	273,238
	PGIM US Real Estate R6	Mutual Funds	**	149,607
	PIMCO Int Bond (USD-Hedged) Inst	Mutual Funds	**	28,711
	State Street Global Eq ex-US Index K	Mutual Funds	**	133,928
	State Street US Bond Index	Collective Trust Fund	**	503,786
	State Street Target Retirement 2020 K	Mutual Funds	**	24,875
	State Street Target Retirement 2025 K	Mutual Funds	**	616,204
	State Street Target Retirement 2030 K	Mutual Funds	**	774,065
	State Street Target Retirement 2035 K	Mutual Funds	**	303,036
	State Street Target Retirement 2040 K	Mutual Funds	**	107,399
	State Street Target Retirement 2045 K	Mutual Funds	**	698,025
	State Street Target Retirement 2050 K	Mutual Funds	**	487,802
	State Street Target Retirement 2055 K	Mutual Funds	**	391,619
	State Street Target Retirement 2060 K	Mutual Funds	**	14,779
	State Street Target Retirement 2065 K	Mutual Funds	**	26,059
	State Street Target Retirement K	Mutual Funds	**	220,576
*	Western Asset Core Bond IS	Mutual Funds	**	122,588
*	Notes receivable from participants	4.25% - 8.0%		372,179
				$18,368,377
*	Denotes party-in-interest.
**	Historical cost has not been presented since this investment is participant-directed.

	The accompanying notes are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PATHFINDER BANCORP, INC.

(registrant)

June 29, 2023	/s/ James A. Dowd James A. Dowd President and Chief Executive Officer